UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

CAZOO GROUP LTD

(Name of Issuer)

Class A ordinary shares, par value $0.20 per share

(Title of Class of Securities)

G2007L 121

(CUSIP Number)

Sophie Hosking

Head of Legal

Cazoo Group Ltd

40 Churchway

London NW1 1LW

United Kingdom

+44 20 3901 3488

With a copy to:

Valerie Ford Jacob, Esq.

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, New York 10022

(212) 277-4000

December 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L 121

1.	Name of Reporting Person Alex Chesterman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 95,093*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 95,093*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,093*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%**
14.	Type of Reporting Person IN

*	Total number of shares beneficially owned reflects the sum of (1) 93,127 Class A Shares held directly and (2) 1,966 Class A Shares issuable upon exercise of vested options granted on October 1, 2021. Share numbers give effect to the 1-for-100 reverse stock split effected by the Issuer on December 5, 2023.

**	Calculation of percentage ownership in this Schedule 13D with respect to the Reporting Person is based upon a total of 4,892,968 Class A Shares, which reflects the sum of (1) 4,891,002 Class A Shares outstanding as reported on the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on December 7, 2023 and (2) 1,966 Class A Shares issuable upon the exercise of options to acquire Class A Shares owned by the Reporting Person that are exercisable within 60 days as of the date of this Schedule 13D.

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on September 3, 2021, as amended by Amendment No. 1 filed on May 13, 2022, Amendment No. 2 filed on November 21, 2022, Amendment No. 3 filed on January 18, 2023 and Amendment No. 4 filed on September 20, 2023 (collectively, the “Amended Statement”) by Alex Chesterman (the “Reporting Person”). The Amended Statement, as further amended by this Amendment No. 5 (the “Schedule 13D”), relates to the Class A ordinary shares, par value $0.20 per share (the “Class A Shares”), of Cazoo Group Ltd, a Cayman Islands exempted company (the “Issuer”). The amount of Class A Shares reported in this Amendment No. 5 reflects the 1-for-100 reverse stock split effected by the Issuer on December 5, 2023. This Amendment No. 5 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Person.

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Amended Statement. This Amendment No. 5 further amends the Amended Statement as specifically set forth herein. Except as set forth below, all previous Items in the Amended Statement remain unchanged.

Item 1. Security and Issuer

Item 1 of the Amended Statement is hereby amended and restated as follows:

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Shares of the Issuer. The principal executive offices of the Issuer are located at 40 Churchway, London, NW1 1LW, United Kingdom. The Issuer’s Class A Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “CZOO”.

Item 2. Identity and Background

Item 2(b) and Item 2(c) of the Amended Statement is hereby amended and restated as follows:

(b) The principal business address for the Reporting Person is 40 Churchway, London, NW1 1LW, United Kingdom.

(c) Mr. Chesterman resigned as the Executive Chairman of the Board of Directors of the Issuer as of December 6, 2023. The principal executive office of the Issuer is located at 40 Churchway, London, NW1 1LW, United Kingdom.

Item 4. Purpose of Transaction

Item 4 of the Amended Statement is hereby amended and supplemented by adding the below:

On December 6, 2023, the Issuer announced that it has consummated the Transactions previously disclosed. As a result of the issuance of 4,499,721 Class A Shares by the Issuer in connection with the Transactions, after giving effect to the reverse stock split effected by the Issuer on December 5, 2023, the percentage of Class A Shares that the Reporting Person beneficially owns decreased from approximately 24.4% to 1.9%.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Amended Statement is hereby amended and restated as follows:

(a)	As of December 6, 2023, the Reporting Person beneficially owns 95,093 Class A Shares, representing approximately 1.9% of the outstanding Class A Shares. The Class A Shares beneficially owned by the Reporting Person include (i) 93,127 Class A Shares held directly and (ii) 1,966 Class A Shares issuable upon the exercise of options to acquire Class A Shares owned by the Reporting Person that are exercisable within 60 days.

(b)	As of December 6, 2023, the Reporting Person has:

●	sole power to vote or direct the vote of 93,127 Class A Shares;

●	shared power to vote or direct the vote of zero Class A Shares;

●	sole power to dispose or direct the disposition of 1,966 Class A Shares; and

●	shared power to dispose or direct the disposition of zero Class A Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby amended and supplemented by adding the below:

New Investor Rights Agreement

In connection with the consummation of the Transactions, on December 6, 2023, the Reporting Person entered into an Investor Rights Agreement with the Issuer which provides the Reporting Person with certain tag-along and preemptive rights (the “New Investor Rights Agreement”).

The foregoing description of the New Investor Rights Agreement is not complete and is qualified in its entirety by reference to the New Investor Rights Agreement, a copy of which is incorporated by reference as Exhibit 5 hereto.

New Registration Rights Agreement

On December 6, 2023, the Reporting Person, who was a party to the existing Investor Rights Agreement dated August 26, 2021, entered into a registration rights agreement with the Issuer (the “New Registration Rights Agreement”). The New Registration Rights Agreement provides, among other things, that the Issuer’s existing resale shelf registration statement will remain outstanding for a specified period of time.

The foregoing description of the New Registration Rights Agreement is not complete and is qualified in its entirety by reference to the New Registration Rights Agreement, a copy of which is incorporated by reference as Exhibit 6 hereto.

New Warrants

In connection with the consummation of the Transactions, on December 6, 2023, the Issuer entered into three new warrant agreements (the “New Warrant Agreements”) each by and between the Issuer and Equiniti Trust Company, LLC, as warrant agent, with respect to the three tranches of New Warrants. The New Warrants will be distributed to the holders of record of the Issuer’s Class A Shares as of the close of business on December 7, 2023. The Reporting Person will receive New Tranche 1 Warrants to purchase approximately 101,224 Class A Shares, New Tranche 2 Warrants to purchase approximately 110,865 Class A Shares and New Tranche 3 Warrants to purchase approximately 122,535 Class A Shares.

The New Tranche 1 Warrants will become exercisable at an initial exercise price of $98.75 per Class A Share only if the Issuer’s equity value reaches $525 million. At any time after December 6, 2023, if the Issuer’s equity value at any time exceeds $1.025 billion (and the New Tranche 2 Warrants become exercisable), then the exercise price of the New Tranche 1 Warrants would be adjusted to $90.17. At any time after December 6, 2023, if the Issuer’s equity value at any time exceeds $1.5 billion (and the New Tranche 3 Warrants become exercisable), then exercise price of the New Tranche 1 Warrants would be adjusted to $81.58.

The New Tranche 2 Warrants will become exercisable at an initial exercise price of $176.04 per Class A Share only if the Issuer’s equity value reaches $1.025 billion. At any time after December 6, 2023, if the Issuer’s equity value reaches $1.5 billion (and the New Tranche 3 Warrants become exercisable), then the exercise price of the New Tranche 2 Warrants would be adjusted to $159.27.

The New Tranche 3 Warrants will become exercisable at an initial exercise price of $233.08 per Class A Share if the Issuer’s equity value reaches $1.5 billion.

The foregoing description of the New Warrant Agreements is not complete and is qualified in its entirety by reference to the New Warrant Agreements, copies of which are incorporated by reference as Exhibit 7, Exhibit 8 and Exhibit 9 hereto.

The amount of Class A Shares underlying the New Warrants received by the Reporting Person is not reflected in the Reporting Person’s beneficial share ownership in Items 5(a) and 5(b) of this Amendment Statement as such New Warrants are not exercisable by the Reporting Person within 60 days as of the date of this filing.

Item 7. Material to be Filed as Exhibit:

Exhibit 5	Investor Rights Agreement dated as of December 6, 2023 by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein (incorporated by reference to Exhibit 99.8 to the Issuer’s Report on Form 6-K, filed with the SEC on December 7, 2023).

Exhibit 6	Registration Rights Agreement dated as of December 6, 2023 by and among Cazoo Group Ltd and the holders of the Class A ordinary shares named therein (incorporated by reference to Exhibit 99.9 to the Issuer’s Report on Form 6-K, filed with the SEC on December 7, 2023).

Exhibit 7	Warrant Agency Agreement dated as of December 6, 2023 by and between Cazoo Group Ltd and Equiniti Trust Company, LLC as warrant agent in respect of the New Tranche 1 Warrants (incorporated by reference to Exhibit 99.5 to the Issuer’s Report on Form 6-K, filed with the SEC on December 7, 2023).

Exhibit 8	Warrant Agency Agreement dated as of December 6, 2023 by and between Cazoo Group Ltd and Equiniti Trust Company, LLC as warrant agent in respect of the New Tranche 2 Warrants (incorporated by reference to Exhibit 99.6 to the Issuer’s Report on Form 6-K, filed with the SEC on December 7, 2023).

Exhibit 9	Warrant Agency Agreement dated as of December 6, 2023 by and between Cazoo Group Ltd and Equiniti Trust Company, LLC as warrant agent in respect of the New Tranche 3 Warrants (incorporated by reference to Exhibit 99.7 to the Issuer’s Report on Form 6-K, filed with the SEC on December 7, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2023

	By:	/s/ Alex Chesterman
	Name:	Alex Chesterman